U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-30415

CUSIP Number 42218Y 10 5

(Check One):  X . Form 10-K and Form 10-KSB      . Form 20-F      . Form 11-K      . Form 10-Q and Form 10-QSB      . Form N-SAR

For Period Ended: December 31, 2009

     .

Transition Report on Form 10-K

     .

Transition Report on Form 20-F

     .

Transition Report on Form 11-K

     .

Transition Report on Form 10-Q

     .

Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: Health Enhancement Products, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):

7740 East Evans Road, Suite A101
City, State and Zip Code:
Scottsdale, AZ 85260

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Company’s audited financial statements. The Company intends to file its Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Janet Crance	480	385-3800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? N/A (there is no comparable prior period) Yes  X . No      .

The Company expects to report a loss for the year ended December 31, 2009 of approximately $1,420,000 compared with a net loss of $1,813,840 for the year ended December 31, 2008. The estimated $400,000 decrease in net loss for the current year, compared to the prior year, is primarily attributable to an increase of approximately $1.5 million in fair value adjustment of derivative liability (other income) and a $260,000 decrease in amortization of bond interest (other expense), partially offset by a $155,000 increase in R&D expense, a $163,000 increase in general and administrative expense, a $287,000 increase in consulting fees and $650,000 in expense incurred in connection with the termination of an exclusive distributorship arrangement. The $1.5 million increase in fair value adjustment of derivative liability (other income) is a non-cash item unrelated to the Company’s business operations, and may or may not recur in the future.

Health Enhancement Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2010

By /s/ Janet L. Crance

Name: Janet L. Crance

Title: Chief Accounting Officer

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